SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               December 12, 2002

                    Cambridge Antibody Technology Group PLC
                (Translation of Registrant's Name Into English)

         The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F ____X____                Form 40-F ________

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

                 Yes ________               No ____X_____

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________

                                 EXHIBIT INDEX
                                 -------------

This filing contains the following exhibits.


EXHIBIT                         DESCRIPTION
-------                         -----------

99.1                            Notification to the London Stock
                                Exchange of Interests of Directors
                                and Connected persons in the
                                Registrant's Shares.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    12 December 2002           Cambridge Antibody Technology Group PLC

                                    By:  /s/ Diane Mellett
                                         ----------------------------------
                                    Name:   Diane Mellett
                                    Title:  General Counsel













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